# Primo Water Corporation
# (TSX / NYSE: PRMW)

## Setting the Record Straight

www.PurifyThePrimoBoard.com

April 2023

 LEGION PARTNERS

## Primo's Claim
### *"We Believe Our Long-Term Strategy Is Driving Results"*

## Shareholder Reality

---

**Long-term TSR Underperformance**

**Close to Zero Customer Growth**

**Woefully Low Return on Invested Capital**

*The Board is resorting to aggressive smear tactics and desperately trying to divert attention from their poor performance*

# PRMW Shares Have Materially Underperformed

**The Company's Total Shareholder Returns (TSR) have been disappointing, persistently lagging its peers and relevant indices**

| | PRMW Relative TSR vs. Peer Groups and Major Benchmarks | | |
|---|---|---|---|
| **PRMW vs.** | **1 Year** | **3 Year** | **5 Year** |
| **Legion-Selected Peers[1]** | **(7%)** | **(22%)** | **(83%)** |
| **Company-Selected Peers[2]** | 5% | **(10%)** | **(65%)** |
| **ISS Peers[3]** | 4% | **(1%)** | **(51%)** |
| **Russell 2000 (R2K)** | 11% | 11% | **(21%)** |
| **R2K Consumer Staples Peers[4]** | **(18%)** | **(147%)** | **(150%)** |

**PRMW relative TSR vs. R2K Consumer Staples peers was <u>negative 18% over 1 year</u>**

**We believe that a large portion of the Company's poor share price performance can be attributed to its subpar operational performance and lack of credibility with the investor and sell-side community**

Source: Capital IQ (as of 12/30/2022). Notes: 1. Legion-Selected Peers include FIZZ, AQUA, XYL, PNR, PEP, KO, KDP, CWST, CLH, RSG, WCN, WM, ARMK, CTAS, UNF, LSE:RTO, ROL, CHE. 2. Company-Selected Peers include UNF, ADT, CHE, LSE:RTO, CTAS, AOS, FELE, IEX, PNR, XYL, BCO, AQUA, MWA, ROL, RRX, ZWS, SRCL, TTEK, WTS. 3. ISS Peers include UNF, ADT, CHE, LSE:RTO, CTAS, AOS, FELE, IEX, PNR, XYL, BCO, AQUA, MWA, ROL, ZWS, SRCL, TTEK, WTS, CXW, HCSG, CR, SAM. 4. R2K constituents with above $2B market cap as of 12/30/2022: BRBR, CALM, CELH, COKE, ELF, ENR, FIZZ, IPAR, JJSF, LANC, MGPI, NUS, SFM, SMPL, THS, TR, TWNK, UNFI, WDFC, WMK

# Primo Avoids Discussing TSR Performance

**In its <u>96-page</u> investor presentation, Primo did not mention 1, 3, or 5-year TSR once – we believe Primo is fully aware that its TSR persistently lags its peers and relevant indices**



**PRMW Share Price (20 Years)**

PRMW's share price has gone nowhere in 20 years

$15.75

$14.84

$0.66

**Primo disingenuously claims that the targeted incumbent directors have created shareholder value by using starting dates from the _Global Financial Crisis_ for its analysis**

Source: Capital IQ, Legion Partners' Research
Note: The Global Financial Crisis refers to the period of extreme stress in global financial markets and banking systems between 2007 and 2009

# Repeating "Our Strategy Is Working" Doesn't Make It True

**Primo management has reiterated "our strategy is working" multiple times since 2018 and effectively repeats the same message 6 times in its investor presentation, but PRMW's share price seems to disagree**



PRMW Share Price (5 Years)

**11/8/2018 Jeremy Fowden:** "our strategy is working"

$15.82

**11/4/2021-11/22/2021 Fowden, Rosenfeld and Monahan** sold stock totaling $12.4 million at $18.70 on avg. immediately following providing 2024 outlook

**2/23/2023 Tom Harrington:** "our strategy is working"

$16.00

**PRMW's share price has gone nowhere in 5 years**

$13.86

$16.56

$13.85  $14.34

**2/22/2019 Tom Harrington:** "our strategy is working"

**6/22/2021 Tom Harrington:** "our strategy is working"

**8/11/2022 Tom Harrington:** "our strategy is working"

**11/10/2022 Tom Harrington:** "our strategy is working"

Apr 2018    Apr 2019    Apr 2020    Apr 2021    Apr 2022    Apr 2023

**Actions speak louder than words: based on their significant stock sales, the targeted incumbent directors also appear to share the market's skepticism**

# Primo Now Claims It Isn't Focused on Customer Growth

**Primo highlighted "customer growth" on 40 earnings and Investor Day calls every year over the past 10 years but now appears to discard this important KPI**

| Year | Management Remarks |
|---|---|
| 4/12/2023 | **"The decision to rationalize our customer base has been intentional"** |
| 5/11/2022 | "...we continue to invest in the customer experience, evidenced by **organic customer growth**..." |
| 6/22/2021 | "...we expect that we'll have **ongoing organic customer growth**" |
| 3/4/2020 | "...we take great pride in utilizing our scale and core competencies...to **drive customer growth**" |
| 2/22/2019 | "...our goal is to continue with our focused marketing initiatives designed to **drive customer growth**" |
| | *The list goes on...* |



**Primo Water Direct – Illustrative Organic Customer Loss**

- 2,200,000 — 2017 Adjusted Customers
- 500,000 — (+) Customers Addition from Acquisitions since 2018
- 2,700,000 — 2022 Theoretical Customers
- ??? (500,000) — (-) Implied Organic Customer Loss — *Tuck-in acquisitions have resulted in zero customer growth*
- 2,200,000 — 2022 Actual Customers

Source: SEC Filings, Company Presentations, Transcripts, Legion Partners' Estimates
Note: Customers addition from acquisitions since 2018 is calculated assuming Primo spent $220m on tuck-in acquisitions since 2018, 4x acquisition multiple, 18% EBITDA margin, and $600 revenue per customer year

# Primo Seems to Have Invented A New Metric to Obscure Its Growth Problem

**Primo shows a misleading and inflated "Revenue Per Customer" growth that includes Water Refill and Exchange channels ($9,000-10,000 revenue per customer) in 2020 and 2022**



REVENUE PER CUSTOMER FOR SELECTED CHANNELS[1]

9% CAGR

$505 (2018)
$590 (2020)
$701 (2022)



Revenue Per Customer for Core Business Water Direct – (Legion Estimates)

4% CAGR incl. pricing
(1%) CAGR excl. pricing

$498  $498 (2018)
$484  $457 (2020)
$587  $470 (2022)

■ Incl. Pricing   ■ Excl. Pricing

**We believe the reality is <u>NO</u> customer growth and <u>NO</u> volume growth in Water Direct**

Source: SEC Filings, Company Presentation, Legion Partners' Estimates
Note: 1. Company Presentation slide #66 footnote 1: "Source: Internal data. Revenue per customer calculation based on average of quarterly ending customer base for the selected channels. 2018 and 2020 channel revenue as disclosed in the FY2020 Form 10-K filed March 3, 2021. 2022 channel revenue as disclosed in the FY2022 Form 10-K filed on March 1, 2023. See appendix for full reconciliation."

# Primo Avoids Calculating Industry Standard ROIC

**After years of promising shareholders a 12% ROIC in 2024, Primo has finally admitted it won't be possible on an industry standard after-tax basis**

**Morgan Stanley** | INVESTMENT MANAGEMENT   **How to Calculate ROIC**

ROIC is easy to define:

$$\text{Return on invested capital (ROIC)} = \frac{\text{Net operating profit after taxes (NOPAT)}}{\text{Invested capital (IC)}}$$



## Return on Invested Capital

| | | For the Year Ended | | |
|---|---|---|---|---|
| | | 2020 (December 28, 2019) | 2021 (January 1, 2022) | 2022 (December 31, 2022) |
| Net income (loss) (as reported) | | $ (156.8) | $ (3.2) | $ 29.6 |
| | | | | |
| Adjustments: | | | | |
| Amortization expense of customer lists | | 51.6 | 49.9 | 48.6 |
| Acquisition and integration costs | | 33.7 | 10.8 | 15.3 |
| Share-based compensation costs | | 22.1 | 17.5 | 17.2 |
| COVID-19 costs | | 20.8 | 2.4 | (0.6) |
| Impairment charges | | 115.2 | - | 29.1 |
| Foreign exchange and other (gains) losses, net | | 1.5 | 8.7 | 15.1 |
| Loss on extinguishment of long-term debt | | 19.7 | 27.2 | - |
| Gain on sale of business | | (0.6) | (3.8) | (0.8) |
| Gain on sale of property | | - | - | (38.8) |
| Other adjustments, net | | 7.3 | 13.7 | 13.2 |
| Tax impact of adjustments[5] | | (28.2) | (32.3) | (19.7) |
| Adjusted net income (as reported)[1] | | 86.3 | 90.9 | 108.2 |
| | | | | |
| Adjustments: | | | | |
| (a) the impact of foreign currency exchange rate fluctuation | | - | - | - |
| (b) interest, and | | 81.6 | 68.8 | 69.8 |
| (c) income taxes | | 32.5 | 41.8 | 39.4 |
| Adjusted EBIT[2] | | 200.4 | 201.5 | 217.4 |

*Primo adjustments account for 282%, 104% and 73% of Adj. Net Income in the 3 years shown, respectively, to artificially boost "ROIC"*

*Adj. Earnings Before Interest & Taxes / Invested Capital is not ROIC*

**8**

Source: SEC Filings, Company Presentation, Morgan Stanley, Legion Partners' Research

# Primo's ROIC Has Been Poor and Is Far Behind Peers

**Primo has a history of generating unacceptably low level of returns**

| ($mm) | Fiscal Year | | | | | | |
|---|---|---|---|---|---|---|---|
| | **2018** | **2019** | **2020** | **2021** | **2022** | … | **2024E** |
| **NOPAT[1]** | $106 | $123 | $133 | $147 | $163 | | $234 |
| **Average Invested Capital** | $2,449 | $2,355 | $2,535 | $2,728 | $2,713 | | $2,680 |
| **ROIC[2]** | **4.3%** | **5.2%** | **5.3%** | **5.4%** | **6.0%** | | **8.7%** |

**We believe Primo's lackluster ROIC leads to its subpar valuation – both of which are <u>worst-in-class</u> among route-based peers**



**Peer Benchmarking - ROIC vs. TEV / NTM EBITDA**

**Competitor ReadyRefresh was sold to private equity at 12x implied EBITDA[3]**

Source: SEC Filings, Company Presentations, Capital IQ, Legion Partners' Estimates
Note: 1. Net Operating Profit After Tax ("NOPAT") = Gross Profit – SG&A – Loss on Disposal of PP&E + Amortization Expense – Tax Expense. Assumes consistent tax rate of 25%.
2. ROIC is defined as: ROIC = NOPAT / Average Net Debt & Shareholders Equity. Peers' ROIC calculations use 12-month periods ending closest to the Company's FY end 12/31/2022 and assume consistent tax rate of 25%. 3. One Rock Capital Partners and Metropoulos & Co. completed acquisition of Nestlé Waters North America in March 2021.

# Legion Has Highlighted Substantive Value Creation Ideas

## Legion Has Had No Meaningful Recommendations for Improving Primo Water



Legion has failed to put forward any substantive ideas to drive value

### Strategy

- NOTHING

✓ Drive organic customer growth in Water Direct

✓ Drive location growth in Water Exchange and Water Refill

✓ Rationalize bloated cost structure

✓ Reduce ballooning capital expenditures

✓ Improve subpar ROIC

### Operations

- Website redesign
- Search engine optimization
- Consolidate brands

✓ Fix mobile app functionality

✓ Invest in building a marketing department

### Board Composition

- Remove Board members who are some of the Company's largest individual shareowners and are instrumental in helping drive our business transformation

- Add a manager of a small hedge fund (who first purchased our stock about one month ago) and a former PepsiCo executive who once reported to one of our current Board members

✓ Replace directors to add key skills to address Primo's underperformance

✓ Eliminate significant board entrenchment by removing four long-tenured directors including two ex-CEOs of Legacy Primo and the Company

### Governance

- NOTHING

✓ Improve compensation plan structure

✓ Roll back bylaw changes board is using against shareholders

✓ Improve ESG position to reduce dependence on buying carbon offsets

Source: SEC Filings, Company Presentation, Legion Partners' Research

# Primo's Entrenchment Tactics Are Costing Shareholders

**Primo claims that Legion is responsible for issues to be decided on by the court – <u>the reality is quite the opposite</u> – the legal action brought by Legion can end any day when Primo chooses to give shareholders the opportunity to vote for all of the candidates nominated by Legion for election to the Board**

- It is fully within Primo's power to stop the wasteful spending of shareholder resources

- Let shareholders choose and have a fair election with **<u>all</u>** candidates on the ballot – Legion has no guarantee that any of its nominees will be elected

- If Primo is so certain of its views of Legion's "poor quality" candidates, Primo should have no concerns allowing them onto the ballot

- Ultimately, Legion is forced to take legal action simply to ensure a fair election on a level playing field

> **Primo's self-serving bylaw amendments are a clear entrenchment tool and a very dangerous precedent**

Source: Company Presentation, Legion Partners' Research

# Primo Has Viciously Attacked Nominee Henrik Jelert

**Why is Primo so focused on Henrik Jelert? We suspect it is because he understands the depressing reality of Primo's underperformance and has the requisite skills to help improve the business**

- Mr. Jelert led ReadyRefresh HOD's successful turnaround in both Europe and North America – he helped lead the sale of ReadyRefresh at 12x implied EBITDA multiple, **well above where PRMW is trading at today**

- Primo continues to attack Mr. Jelert with misleading and manufactured accusations, but never once mentioned that he **was fully acquitted multiple times of the same trumped up and false accusations, and later spoke publicly** about the unfortunate circumstances he had to deal with

- **Mr. Jelert has NO criminal history anywhere in the world**

- Primo insinuates Mr. Jelert is unwelcome in Poland. However: **Mr. Jelert continued to live in Poland** for 11 years after his last acquittal, and while still residing there was **elected as the Chairman of the Scandinavian-Polish Chamber of Commerce[1] and appointed as its first Honorary Chairman**

- **We also note that Primo tried to recruit Mr. Jelert as a senior level employee in 2018, so clearly, they recognize his significant industry experience**



> *"…Henrik Jelert,* who was an executive at Nestle Waters before that business was sold to a PE fund in 2021. It so happens that one part of the Nestle business that was sold to a Private Equity firm would probably look pretty good on PRMW's mantle and that is why **we thought his inclusion on the Legion slate amounted to a nice "get."**

Source: Company Presentation, Legion Partners' Research
Note: Note: Mr. Jelert is not, for the time being, on our proxy card, due to the Company's decision to invalidate his nomination, a decision which we are contesting before the Ontario court. 1. The organization was known as the combined Chamber of Commerce for Finland, Sweden, Norway and Denmark prior to 2004.

# APPENDIX

# Legion's Nominees Have the Right Mix of Expertise

**Legion Nominees:**

## Derek Lewis

Seasoned beverage operational executive with 35+ years of experience at PepsiCo and a recognized leader in inclusion and diversity




## Tim Hasara                          Public Board ☑

Founder, Managing Partner and CIO at Sinnet Capital with 27+ years of proven investment track record with substantial capital markets expertise




**Nominees Ready to Serve If The Court Validates Their Nomination:**

## Henrik Jelert

Former Head of ReadyRefresh at Nestlé Waters North America and BlueTriton Brands, responsible for the Direct-to-Consumer beverage delivery business




## Lori T. Marcus                      Public Board ☑

Experienced senior marketing executive at PepsiCo and Keurig Green Mountain with public board experience in food and beverage industry




Source: Legion Partners' Research
Note: Mr. Jelert and Ms. Marcus are not, for the time being, on our proxy card, due to the Company's decision to invalidate their nomination, a decision which we are contesting before the Ontario court.

# Legion Partners' Nominee: Derek R. Lewis

**We believe that Mr. Lewis' extensive experience in the beverage industry with significant leadership skills in sales and operations coupled with his experience building development programs for multicultural communities and employees make him a valuable asset to the Board**



**Derek R. Lewis**
(Age: 56)





- **Derek R. Lewis is a seasoned beverage operational executive and a leading expert in diversity and inclusion initiatives.**
  - Mr. Lewis retired in 2023 after working for 35 years at PepsiCo. He held numerous leadership positions across the organization, including South Division president, senior vice president and general manager of field operations, and a role as vice president, consumer and category insights.
  - From 2022 to 2023, Mr. Lewis served as President of PepsiCo Multicultural Organization, PepsiCo Beverages North America.
  - As the first president of the PepsiCo Multicultural Organization, Mr. Lewis was responsible for accelerating retailer business development in multicultural communities, expanding existing successful programming, including Pepsi Dig In and the Black Restaurant Accelerator Program, all aimed at supporting Black and Hispanic communities and leveraging the scale of PepsiCo to drive investment in and support of diverse suppliers and partners.
  - The equity focus of the Multicultural Organization included rebranding and national expansion of the successful Pepsi Stronger Together community engagement program, and elevating PepsiCo's efforts to be an employer of choice for diverse cohorts and supporting the company's employee resource groups to build a unified company that celebrates and thrives on the diversity of each employee.
  - Outside PepsiCo, Mr. Lewis served on the board of the American Beverage Association.
  - Mr. Lewis currently serves on the board of YMCA of Central Florida, and the Orlando Magic Youth Foundation. He also serves on the board of trustees for Hampton University. In addition, he is a member of the Executive Leadership Council, National Black MBA Association and Kappa Alpha Psi Fraternity, Inc.
  - Mr. Lewis holds a BS in Business Management from Hampton University and an MBA in Management from Xavier University.

Source: Legion Partners' Research

# Legion Partners' Nominee: Timothy "Tim" Hasara

**We believe that Mr. Hasara's extensive successful investment experience of nearly 30 years investing in small cap companies and engaging on key issues around margin improvement, capital allocation and disclosures would make him a valuable asset to the Board**



**Timothy "Tim" Hasara**
(Age: 59)

- **Timothy "Tim" Hasara is a capital markets expert with a proven investment track record who also possesses valuable experience in corporate governance.**
  - Mr. Hasara is the Founder, Managing Partner, and Chief Investment Officer of Sinnet Capital Management, LLC ("Sinnet Capital"), a Microcap value fund, since 2021.
  - Prior to Sinnet Capital, Mr. Hasara spent 27 years at Kennedy Capital Management, Inc. ("KCM") where he managed an Institutional Microcap Fund with over $1 billion in assets.
  - Mr. Hasara began his investment career at KCM in 1994 as an analyst and was promoted to Portfolio Manager in 1995 of a Small Cap Value fund with several hundred million in assets. He began working on a new flagship microcap fund in 2004 and grew it from $25 million to over $1 billion in 2021.
  - Mr. Hasara has served as Independent Director on the board of United States Antimony Corp. since 2022.
  - Additionally, Mr. Hasara serves as Treasurer and Executive Board member of St. Patrick's Center, a large non for profit serving the homeless in St. Louis. Mr. Hasara has a bachelor's degree in Business Administration from the University of Notre Dame and a master's degree in Management from Johns Hopkins University.





Source: SEC Filings, Legion Partners' Research

# Nominee Ready to Serve: Henrik Jelert

**We believe that Mr. Jelert's experience leading sustainable and significant growth and profitability expansion at Nestlé Waters, coupled with his substantial operational expertise in water delivery would make him a valuable asset to the Board**



**Henrik Jelert**
(Age: 58)

 

- **Henrik Jelert is a global, customer-centric and strategic operational executive with substantial experience in business transformation and omnichannel experience, who led sustainable and significant growth and profitability expansion at Nestlé Waters.**
  - Mr. Jelert served as President & CEO of ReadyRefresh, Blue Triton Brands, Inc. from 2021 to 2022, after he helped lead a successful sale of Nestlé Waters North America ("NWNA") to One Rock Capital Partners and Metropoulos & Co. in 2021 in a $4.3 billion deal that rebranded the company as Blue Triton Brands, Inc. He directly led the sale of ReadyRefresh part of the sale, and its integration into the new PE organization.
  - Prior to the sale, Mr. Jelert served as Executive VP of ReadyRefresh, NWNA from 2015 to 2021.
  - In his roles leading ReadyRefresh, Mr. Jelert was responsible for growing the Direct-to-Consumer beverage delivery service that offers a diverse product portfolio directly to homes and businesses across the US, and led the transformation of Direct-to-Consumer business scale-up to become the #1 beverage delivery service in the US.
  - Mr. Jelert led ReadyRefresh to achieve business Carbon Neutrality in 2020, marking the first Nestlé business globally to achieve the status. He also drove diversity and inclusivity as executive sponsor and ally of the Black Employee Association, #PrideAndDiversity.
  - Mr. Jelert joined Nestlé in 2003 and held roles including Managing Director and General Manager spanning Western, Central and Eastern Europe. He was Regional Business Head of the Nestlé Waters Direct European Home and Office delivery business from 2008 to 2014 prior to joining NWNA in 2015.
  - In 2014, he led the successful sale of Home and Office Delivery business in Europe to Eden Springs Group, which was subsequently acquired by Cott Corporation (now Primo Water).
  - Mr. Jelert holds a BS in Financial Management and a Bachelor of Commerce in Business Administration, both from The Copenhagen Business School.

Source: Legion Partners' Research
Note: Mr. Jelert is not, for the time being, on our proxy card, due to the Company's decision to invalidate his nomination, a decision which we are contesting before the Ontario court.

# Nominee Ready to Serve: Lori T. Marcus

**We believe that Ms. Marcus' public board experience, comprehensive beverage industry experience in marketing including digital and social channels as well as general management along with her executive coaching skills would make her a valuable asset to the Board**



**Lori T. Marcus**
(Age: 60)



- **Lori T. Marcus is an experienced board director, executive coach and Chief Marketing Officer with over 35 years of experience in consumer-facing industries focused on beverages.**
  - Ms. Marcus is the founder of Courtyard Connections, LLC, an advisory firm focused on marketing and leadership in consumer goods, retail, foodservice and consumer technology.
  - Ms. Marcus spent the majority of her career with PepsiCo, Inc. ("PepsiCo") from 1987 to 2011 in marketing & general management positions of increasing responsibility, culminating in her appointment as Senior Vice President, Marketing Activation for PepsiCo Beverages North America.
  - After PepsiCo, she served as SVP, CMO of The Children's Place, Inc., EVP, Chief Global Brand & Product Officer at Keurig Green Mountain, Inc., prior to its merger with Dr Pepper Snapple Group and Interim Global CMO, Peloton Interactive, Inc., prior to its initial public offering. Ms. Marcus also has significant board experience in public, private and not-for-profit companies. She presently sits on the boards of Fresh Del Monte Produce, Inc. and 24-Hour Fitness, Inc. She was formerly a board director at Phunware, Inc. from 2018 to 2011.
  - Ms. Marcus previously served on the boards of privately-held companies, including Golub Corporation, DNA Diagnostics Center and Talalay Global. She is also a long-time board member of the Multiple Myeloma Research Foundation and serves as a board director for SHARE, a women's cancer support organization.
  - Ms. Marcus served for several years as the leader of the direct-to-patient workstream at Harvard Business School's Kraft Precision Medicine Accelerator. From 2017 to 2020, Ms. Marcus worked with the Harvard Business School's Kraft Precision Medicine Accelerator as Chair of Direct to Patient Initiative.
  - In addition to her board work, Ms. Marcus serves as an executive coach with Crenshaw Associates in NYC, where she coaches Fortune 500 C-suite and high potential executives.
  - Ms. Marcus earned her BS from the Wharton School of Business at the University of Pennsylvania.

Source: SEC Filings, Legion Partners' Research
Note: Ms. Marcus is not, for the time being, on our proxy card, due to the Company's decision to invalidate her nomination, a decision which we are contesting before the Ontario court.

# Disclaimer – Important Information

The materials contained herein (the "Materials") represent the opinions of Legion Partners Holdings, LLC and the other participants (collectively, "Legion Partners") named in the definitive proxy statement filed by Legion Partners with the Securities and Exchange Commission ("SEC") at www.sec.gov and on the Company's profile on SEDAR at www.sedar.com (the "Proxy Statement") and are based on publicly available information with respect to Primo Water Corporation (the "Company"). Legion Partners recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Legion Partners' conclusions. Legion Partners reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Legion Partners disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the SEC or other regulatory authorities and from other third-party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Legion Partners herein are based on assumptions that Legion Partners believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of Legion Partners currently beneficially own, and/or have an economic interest in, securities of the Company, as further described in the Proxy Statement. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of Legion Partners from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Legion Partners discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Legion Partners expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Legion Partners. Although Legion Partners believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Legion Partners will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Legion Partners has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.



LEGION PARTNERS